                                                            Filed by Duke Energy Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company:  Progress Energy, Inc.

Commission File No.:  333-172899

The following materials are excerpts from a transcript of Duke Energy Corporation’s earnings call which took place on May 4, 2012.

. . .

. . .

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Thanks, Lynn. Let me start with our pending merger with Progress. On March 26, Duke and Progress jointly filed a revised mitigation plan with the FERC to address their market power concerns. This slide summarizes the components of our revised mitigation plan.

The filing features both interim and permanent mitigation components. The permanent mitigation solution involves the building and upgrading of transmission at an estimated cost of about $110 million. The transmission projects are designed to significantly increase power import capabilities and enhance competitive power supply options in the Progress and Duke Carolina service territories.

The proposal also features a two- to three-year interim mitigation plan with firm power purchase agreements already signed with three third parties. The agreements will be in place from the date the merger closes until the transmission projects are operational, at which time the interim mitigation will terminate. The cost of this interim mitigation which we are able to currently estimate are included on this slide.

Our regulatory and legal teams have spent considerable effort investigating solutions to address FERC's concerns about market power in the Carolinas. FERC's comment period on our mitigation plan ended last week and we responded to intervener comments earlier this week. We believe that our revised mitigation plan addresses the FERC's concerns and that the protests to the plan are without merit.

We've requested that FERC issue orders approving the mitigation plan, the Joint Dispatch Agreement and the Joint Open Access Transmission tariff no later than June 8th. After satisfactory FERC approval, we will continue to seek final merger-related approvals from the North Carolina and South Carolina commissions.

Over the past several weeks we have had constructive discussions with the North Carolina Public Staff. These discussions have centered on how the cost of the proposed FERC mitigation plan will be handled for ratemaking purposes as well as some clarifications, including timing, on the $650 million guarantee of fuel and joint dispatch savings. We hope to have a revised settlement in place soon that balances the interest of customers and shareholders.

We have restarted our integration planning on a limited basis focusing on those areas that are critical to day-one operations of a combined Duke/Progress. We will continue to keep you informed on developments regarding the merger in the weeks ahead.

. . .

. . .

 QUESTION AND ANSWER

 Jonathan Arnold  - Deutsche Bank - Analyst

 Jim, first on the merger. I just noticed that you mentioned that you've restarted the integration process. So I guess my question is, does that mean it's stopped and when was that and what changed and can you just provide some color on what you're referring to?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Sure. Let me ask Lynn to address that question, if I may.

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 You know, Jonathan, at the time we received the FERC order in December we really put pencils down a bit, finishing up what was going to be required for legal day one, but really putting it on the shelf so that we could get focused on running the Duke and Progress separately at the beginning of the year. We didn't have specific clarity on timing of the FERC filing and closing, etc.

So we've been focused the first few months of the year on the things you would expect us to be focused on, running the business well. And now we believe we're getting to the point where we should start brushing off the legal day one work and restarting integration so that we're prepared for a July 1 closing.

. . .

. . .

 Dan Eggers  - Credit Suisse - Analyst

 Jim, there certainly seems like there's some momentum with the conversations you guys are having with the staffs in North Carolina and South Carolina. But can you just maybe mechanically or logistically walk through how a settlement would synchronize from the states with trying to get a FERC decision done and how they would marry together because obviously they're kind of -- or at least the stage are dependent upon the FERC decision -- how that would all play out in June if things worked as you guys have them scheduled right now?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Absolutely. Dan, first, let me say that our aspiration is to get a decision from the FERC in early June. In the interim period we're working with the public staff in North Carolina as well as the consumer council [Office of Regulatory Staff] in South Carolina to reach settlement agreements that we can present to the state commissions for their approval.

We've had detailed conversations with the Public Staff in North Carolina. Our discussions have focused on what is the appropriate treatment for the $110 million investment in transmission. It has been focused on some additional flexibility with respect to our guarantee of $650 million in joint dispatch and fuel blending. It's also been focused on other items such as our sale of electricity during the interim period.

So we are very close to reaching agreement with the Public Staff. Have not reached agreement with other parties with respect to this in North Carolina. And so, more to come there and we hope to have a settlement soon.

With respect to South Carolina, we're also working very close with Dukes Scott and his team so that we can satisfy his requirements. And I think an important part of the relationship between North and South Carolina is that Dukes Scott negotiated, early on, a most-favored-nations clause, which really allows them to track whatever agreement is reached between us and the Public Staff in North Carolina.

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 And so, Dan, maybe just to put those things together. The intent would then be to be in a position where the commissions could approve the settlement following FERC approval in that June time frame.

 Dan Eggers  - Credit Suisse - Analyst

 So the -- because the commissions wouldn't decide -- basically you'd have the settlement which could then be adjusted if the FERC makes adjustments and bring it to them so they wouldn't actually have it to revise what they had done because they wouldn't have made a decision?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 That's a very good observation on your part. We are building in a provision in our settlement that we're working through now with the Public Staff for the possibility that the FERC will not fully embrace our proposal, they modify it in a way -- one way or another. And if that happens then we have the capability to really reopen the agreement we have with the Public Staff and make any adjustments that are appropriate, given the FERC's action.

 Dan Eggers  - Credit Suisse - Analyst

 Okay, and I guess just one other question. You guys have talked on the merged basis of 4 percent to 6 percent earnings growth as the target without any equity. Are you still feeling comfortable with that at this point in time? And do you feel comfortable without the equity needs given some of the loss of cash you guys have with the Edwardsport deal and some of the loss of cash that Progress put up in the Crystal River deal?

 Lynn Good  - Duke Energy Corporation - Group Executive & CFO

 You know, Dan, we are still targeting the 4 percent to 6 percent. We think the combined company has the fundamental growth drivers of investment, and load, synergies of course will be very important, to drive that growth. We will be finalizing guidance as we near completion, restart integration, get a better sense of synergies, timing, etc., and be prepared to give you more specifics post closing.

. . .

. . .

 Brian Chin  - Citigroup - Analyst

 Jim, if the FERC says it needed another month to review this and that sort of drags out the process into August, would you be willing to extend the merger agreement another couple of months?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Brian, I'm not going to speculate on what we'll do with respect to extending the time to July 8. We're going to wait until we get there and wait to see what orders we get from the FERC and from the commissions and address that issue at that time.

. . .

. . .

Andy Levi  - Avon Capital - Analyst

 I've known you for a long time, so a very simple question for you, just concerning the merger, I just want to make sure that you're still very committed and still very excited about this merger.

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 We are very committed to getting this merger across the goal line, this is the third time we've filed with the Federal Energy Regulatory Commission; we've reopened negotiations with both states in an effort to get this done. As the prior question from Brian was all about July 8, and in our judgment there's adequate time for both the states and the FERC to act so we can get this across the goal line. So I'm confident that we will and if you had to put a probability on it you'd say more likely than not we'll get it done.

 Andy Levi  - Avon Capital - Analyst

 And you're still as excited about it as you were when it was announced?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Oh, I don't know at my age if I'm excited about much.

 Andy Levi  - Avon Capital - Analyst

 Fair enough, Jim. You're still a young man, come on.

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Yes, yes, yes, yes. But if you look at this transaction from a long-term perspective, this positions us well for the future. And we wouldn't be continuing to work as hard as we've worked, and our teams have worked, if we didn't think this was the right thing going forward. So, thank you.

. . .

. . .

Greg Reiss  - Catapult Capital Management - Analyst

 A quick question on the merger again. If for some reason you guys saw a material reduction in the expected benefits of the merger, would you be able to call upon the burdensome effect clause in the merger agreement? And how would it affect this -- and would this allow you to avoid having to pay a breakup fee?

 Jim Rogers  - Duke Energy Corporation - Chairman, President & CEO

 Greg, you know that the merger agreement is clear on the burdensome effect provision, it's clear on MAE provisions, it's clear on the reps and warranties. And I think rather than me trying to opine with respect to how these provisions will operate, I would urge you to read them and draw your own conclusions as to what effect they would have under the scenario that you presented to us.